Exhibit 3.1

Amendment No. 1 to Second Amended and Restated By-laws of Mac-Gray Corporation

Article I, Section 8 of the Second Amended and Restated By-laws of Mac-Gray Corporation is hereby amended and restated to read in its entirety as follows:

“SECTION 8.  Action at Meeting.  When a quorum is present, any matter before any meeting of stockholders shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws.  A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of votes cast at any meeting of stockholders at which there is a contested election of directors.  For purposes of these By-Laws, a “contested election of directors” at any meeting of stockholders means an election of directors of the Corporation in which the number of candidates for election exceeds the number of directors to be elected by the stockholders at that meeting.  If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.  The Corporation shall not directly or indirectly vote any shares of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.”

Approved by Board of Directors and effective October 22, 2010.